UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, September 2016
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports 89% Year over Year Growth in GAAP Software and Services Revenue for Q2 Fiscal 2017; Company Announces New Strategic Direction for Mobility Solutions
2	BlackBerry Supplemental Financial Information

Document 1

September 28, 2016
FOR IMMEDIATE RELEASE

BlackBerry Reports 89% Year over Year Growth in GAAP Software and Services Revenue for Q2 Fiscal 2017; Company Announces New Strategic Direction for Mobility Solutions

•	Non-GAAP Software and Services revenue increases 111% year over year

•	Record non-GAAP gross margin of 62%; GAAP gross margin of 29%

•	Gartner names BlackBerry the leader in all critical capabilities for high-security mobility
Waterloo, ON  - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global software leader in securing, connecting and mobilizing enterprises, today reported financial results for the three months ended August 31, 2016 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Q2 Highlights

•

•	Non-GAAP total revenue of $352 million; GAAP revenue of $334 million

•	Non-GAAP software and services revenue of $156 million; GAAP software and services revenue of $138 million

•	Eleventh consecutive quarter of positive adjusted EBITDA

•	Breakeven non-GAAP earnings per share; GAAP EPS loss of $(0.71)

•
Entered into a licensing agreement with telecom joint venture in Indonesia, BB Merah Putih, to manufacture, distribute and promote BlackBerry-branded devices running BlackBerry’s secure Android software and applications

•	Announced a strategic alliance with Emtek Group to accelerate and advance BBM’s consumer business globally by developing new cross platform applications, content and services on the BBM platform

•	Commenced shipment of BlackBerry Radar, an end-to-end asset tracking IOT system; lands top tier logistics company as a customer

•	Launched BlackBerry Hub+ for Android, a software licensing program to effortlessly enable productivity and communication on Android 6.0 Marshmallow smartphones

•	Launched the DTEK50 in July, the world’s most secure Android smartphone, combining BlackBerry’s unique security, privacy and productivity with the full Android experience in an all-touch design

•	After the quarter close, completed the previously announced convertible debt restructuring reducing both interest costs and dilution to existing shareholders
Q2 Results
Non-GAAP revenue for the second quarter of fiscal 2017 was $352 million with GAAP revenue of $334 million. The non-GAAP revenue breakdown for the quarter was approximately 44% for software and services, 26% for service access fees (SAF), and 30% for mobility solutions.

BlackBerry had around 3,000 enterprise customer wins in the quarter. Approximately 81% of the second quarter software and services revenue was recurring.

Non-GAAP operating income was $16 million, and non-GAAP earnings per share was break even for the second quarter.  GAAP net loss for the quarter was $(372) million, or $(0.71) per basic share. Adjustments to GAAP net income and earnings per share are summarized in a table below.

Total cash, cash equivalents, short-term and long-term investments was approximately $2.5 billion as of August 31, 2016. This reflects a use of free cash of $37 million, which includes $34 million of cash used in operations. Excluding $1.25 billion in the face value of our debt, the net cash balance at the end of the quarter was $1.22 billion. Purchase orders with contract manufacturers totaled approximately $71 million at the end of the second quarter, compared to $150 million at the end of the first quarter and down from $248 million in the year ago quarter.

“We are reaching an inflection point with our strategy. Our financial foundation is strong, and our pivot to software is taking hold,” said John Chen, Executive Chairman and CEO, BlackBerry. “In Q2, we more than doubled our software revenue year over year and delivered the highest gross margin in the company’s history. We also completed initial shipments of BlackBerry Radar, an end-to end asset tracking system, and signed a strategic licensing agreement to drive global growth in our BBM consumer business.”

“Our new Mobility Solutions strategy is showing signs of momentum, including our first major device software licensing agreement with a telecom joint venture in Indonesia. Under this strategy, we are focusing on software development, including security and applications. The company plans to end all internal hardware development and will outsource that function to partners. This allows us to reduce capital requirements and enhance return on invested capital,” continued Chen.

“We remain on track to deliver 30 percent revenue growth in software and services for the full fiscal year. We are revising upward our non-GAAP EPS outlook to a range of breakeven to a five cent loss, compared to the current consensus of a 15 cent loss. This reflects increased confidence based on improving margins and reduced interest expense from the recent refinancing of our debt, as well as planned investments in growth areas.”

(United States dollars, in millions except per share data)
Reconciliation of the Company’s segment results to the consolidated results:

	For the Three Months Ended August 31, 2016 (in millions)
	Software & Services	Mobility Solutions	SAF	Segment totals	Corporate unallocated	Subtotal	Non-GAAP adjustments (1)	Consolidated U.S. GAAP
Revenue	$156	$105	$91	$352	$—	$352	$(18)	$334
Cost of goods sold	31	78	24	133	—	133	103	236
Gross margin	125	27	67	219	—	219	(121)	98
Operating expenses	96	35	1	132	71	203	250	453
Operating income (loss)	$29	$(8)	$66	$87	$(71)	$16	$(371)	$(355)

Reconciliation of GAAP gross margin, gross margin percentage, loss before income taxes, net loss and loss per share to Non-GAAP gross margin, gross margin percentage, loss before income taxes, net loss and loss per share:
(United States dollars, in millions except per share data)

Q2 Fiscal 2017 Non-GAAP Adjustments		For the Three Months Ended August 31, 2016 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)(1)	Gross margin % (before taxes)(1)	Income (loss) before income taxes	Net loss	Basic earnings (loss) per share
As reported		$334	$98	29.3%	$(371)	$(372)	$(0.71)
Inventory write-down (2)	Cost of sales	—	96	28.8%	96	96
Debentures fair value adjustment (3)	Debentures fair value adjustment	—	—	—%	62	62
RAP charges (4)	Cost of sales	—	7	2.1%	7	7
RAP charges (4)	Selling, marketing and administration	—	—	—%	140	140
CORE program recovery (5)	Selling, marketing and administration	—	—	—%	(2)	(2)
Software deferred revenue acquired (6)	Revenue	18	18	2.0%	18	18
Stock compensation expense (7)	Research and development	—	—	—%	4	4
Stock compensation expense (7)	Selling, marketing and administration	—	—	—%	14	14
Acquired intangibles amortization (8)	Amortization	—	—	—%	28	28
Business acquisition and integration costs (9)	Selling, marketing and administration	—	—	—%	4	4
Adjusted		$352	$219	62.2%	$—	$(1)	$0.00

Note: Non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP loss before income taxes, non-GAAP net loss and non-GAAP loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the second quarter of fiscal 2017, the Company reported GAAP gross margin of $98 million or 29.3% of revenue. Excluding the impact of the inventory write-down and resource alignment program (“RAP”) charges included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $219 million, or 62.2% of revenue.

(2)	During the second quarter of fiscal 2017, the Company recorded inventory write-down charges of $96 million, which were included in cost of sales.

(3)
During the second quarter of fiscal 2017, the Company recorded the Q2 Fiscal 2017 Debentures Fair Value Adjustment of $62 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(4)
During the second quarter of fiscal 2017, the Company incurred charges related to the RAP of approximately $147 million, of which $7 million were included in cost of sale and $140 million were included in selling, marketing and administration expense.

(5)	During the second quarter of fiscal 2017, the Company incurred recoveries related to the CORE program of $2 million, which were included in selling, marketing, and administration expenses.

(6)
During the second quarter of fiscal 2017, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $18 million, which were included in revenue.

(7)
During the second quarter of fiscal 2017, the Company recorded stock compensation expense of $18 million, of which $4 million were included in research and development, and $14 million were included in selling, marketing and administration expenses.

(8)	During the second quarter of fiscal 2017, the Company recorded amortization of intangible assets acquired through business combinations of $28 million, which were included in amortization expense.

(9)
During the second quarter of fiscal 2017, the Company recorded business acquisition and integration costs incurred through business combinations of $4 million, which were included in selling, marketing and administration expenses.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarters ended
	August 31, 2016		May 31, 2016		February 29, 2016		November 28, 2015		August 29, 2015
North America	$190	56.9%	$195	48.8%	$216	46.5%	$275	50.2%	$176	36.0%
Europe, Middle East and Africa	100	29.9%	155	38.7%	175	37.7%	194	35.4%	202	41.2%
Latin America	13	3.9%	10	2.5%	18	3.9%	24	4.4%	33	6.7%
Asia Pacific	31	9.3%	40	10.0%	55	11.9%	55	10.0%	79	16.1%
Total	$334	100.0%	$400	100.0%	$464	100.0%	$548	100.0%	$490	100.0%

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-844-309-0607 or by logging on at http://ca.blackberry.com/company/investors/events.html.

A replay of the conference call will also be available at approximately 11 am ET by dialing 1-855-859-2056 or 1-404-537-3406 and entering Conference ID # 68672235 or by clicking the link above.

About BlackBerry
BlackBerry secures, connects and mobilizes the enterprise. For today’s enterprise of things, BlackBerry provides devices and a software platform that enables and manages security, mobility and communications between and among hardware, programs, mobile apps and the internet of things. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

###

This news release contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding: BlackBerry’s plans, strategies and objectives, including the new strategic direction for its Mobility Solutions business; the anticipated impact of BlackBerry’s recently completed convertible debt restructuring; BlackBerry’s expectations regarding anticipated demand for, and the timing of, product and service offerings, including its device software; BlackBerry’s expectations regarding the growth of its BBM consumer business; BlackBerry’s expectations regarding its capital requirements and return on invested capital in connection with the implementation of its new Mobility Solutions strategy; BlackBerry’s expectations with respect to the strength of its financial resources; BlackBerry’s expectations regarding revenue growth in its Software & Services business; and BlackBerry’s expectations regarding its non-GAAP earnings per share.

The terms and phrases “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to, BlackBerry’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of new products and services, general economic conditions, product pricing levels and competitive intensity, supply constraints, and BlackBerry’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers, or transition them to the Company’s latest enterprise software platforms and deploy smartphones; BlackBerry’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability, or to offset the decline in BlackBerry’s service access fees; BlackBerry’s ability to enhance its current products and services, or develop new products and services, in a timely manner, at competitive prices, or to meet customer requirements, or accurately predict emerging technological trends; BlackBerry’s ability to successfully market and distribute new devices, including the PRIV and DTEK50; intense competition faced by BlackBerry; the occurrence or perception of a breach of BlackBerry’s security measures or an inappropriate disclosure of confidential or personal information; risks related to BlackBerry’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; risks related to BlackBerry’s ability to attract new personnel and retain existing key personnel; BlackBerry’s dependence on its relationships with network carriers and distributors; risks related to acquisitions and other business initiatives; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively or impact its ability to earn revenues it expects from intellectual property rights; BlackBerry’s reliance on its suppliers for functional components and risks relating to its supply chain; risks related to sales to customers in highly regulated industries and governmental entities; BlackBerry’s reliance on third parties to manufacture and repair its products; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; BlackBerry’s ability to address inventory and asset risk and the potential for charges related to its inventory and long-lived assets; BlackBerry’s ability to maintain or increase its liquidity; risks related to BlackBerry’s significant indebtedness; risks related to intellectual property rights; risks related to litigation, including litigation claims arising from BlackBerry’s disclosure practices; risks related to government regulations applicable to BlackBerry’s products and services, including products containing encryption technology; risks related to the use and disclosure of user and personal information; risks related to foreign operations, including fluctuations in foreign currencies; risks related to potential defects and vulnerabilities in BlackBerry’s products; risks as a result of actions of activist shareholders; BlackBerry’s ability to supplement and manage its catalogue of third-party applications; risks related to the failure of BlackBerry’s suppliers and other parties it does business with to use acceptable ethical business practices or to comply with applicable laws; risks related to health and safety and hazardous materials usage regulations and network certification risks; costs and other burdens associated with regulations regarding conflict minerals; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; the potential impact of copyright levies in numerous countries; risks related to tax liabilities; risks related to the volatility of the market price of BlackBerry’s common shares; risks related to economic and geopolitical conditions; market and credit risk related to BlackBerry’s cash and investments; and risks relating to the fluctuation of BlackBerry’s quarterly revenue and operating results. These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). All of these factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

BlackBerry®, BBM™, QNX®, Good® and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the United States and countries around the world. All other trademarks are the property of their respective owners.

###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the six months ended
	August 31, 2016	February 29, 2016	August 29, 2015	August 31, 2016	August 29, 2015
Revenue	$334	$464	$490	$734	$1,148
Cost of sales	236	254	305	482	653
Gross margin	98	210	185	252	495
Gross margin %	29.3%	45.3%	37.8%	34.3%	43.1%
Operating expenses
Research and development	85	108	122	174	261
Selling, marketing and administration	139	179	186	268	359
Amortization	44	77	67	98	132
Impairment of goodwill	—	—	—	57	—
Impairment of long-lived assets	—	—	—	501	—
Abandonment of long-lived assets	—	127	5	3	6
Write-down of assets held for sale	123	—	—	123	—
Debentures fair value adjustment	62	(40)	(228)	38	(385)
	453	451	152	1,262	373
Operating income (loss)	(355)	(241)	33	(1,010)	122
Investment loss, net	(16)	(15)	(12)	(31)	(28)
Income (loss) before income taxes	(371)	(256)	21	(1,041)	94
Provision for (recovery of) income taxes	1	(18)	(30)	1	(25)
Net income (loss)	$(372)	$(238)	$51	$(1,042)	$119
Earnings (loss) per share
Basic	$(0.71)	$(0.45)	$0.10	$(1.99)	$0.23
Diluted	$(0.71)	$(0.45)	$(0.24)	$(1.99)	$(0.34)

Weighted-average number of common shares outstanding (000’s)
Basic	522,826	524,627	526,314	522,362	527,775
Diluted	522,826	524,627	667,321	522,362	667,459
Total common shares outstanding (000’s)	523,488	521,172	524,211	523,488	524,211

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	August 31, 2016	February 29, 2016
Assets
Current
Cash and cash equivalents	$1,687	$957
Short-term investments	413	1,420
Accounts receivable, net	222	338
Other receivables	47	51
Inventories	41	143
Income taxes receivable	27	—
Other current assets	73	102
Assets held for sale	129	257
	2,639	3,268
Long-term investments	321	197
Restricted cash	53	50
Property, plant and equipment, net	121	155
Goodwill	562	618
Intangible assets, net	652	1,213
Deferred income tax asset	—	33
	$4,348	$5,534
Liabilities
Current
Accounts payable	$228	$270
Accrued liabilities	274	368
Income taxes payable	—	9
Deferred revenue	310	392
Long-term debt	1,329	—
	2,141	1,039
Long-term debt	—	1,277
Deferred income tax liability	9	10
	2,150	2,326
Shareholders’ Equity
Capital stock and additional paid-in capital	2,480	2,448
Retained earnings (deficit)	(274)	768
Accumulated other comprehensive loss	(8)	(8)
	2,198	3,208
	$4,348	$5,534

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	Six Months Ended
	August 31, 2016	August 29, 2015
Cash flows from operating activities
Net income (loss)	$(1,042)	$119
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	129	327
Deferred income taxes	32	(29)
Stock-based compensation	30	28
Loss on disposal of property, plant and equipment	1	41
Impairment of goodwill	57	—
Impairment of long-lived assets	501	—
Write-down of assets held for sale	123	—
Other-than-temporary impairment on cost-based investments	7	—
Debentures fair value adjustment	38	(385)
Other	4	17
Net changes in working capital items:
Accounts receivable, net	116	175
Other receivables	4	31
Inventories	102	(20)
Income tax receivable, net	(27)	153
Other current assets	28	203
Accounts payable	(42)	(40)
Income taxes payable	(9)	—
Accrued liabilities	(63)	(265)
Deferred revenue	(82)	(111)
Net cash provided by (used in) operating activities	(93)	244
Cash flows from investing activities
Acquisition of long-term investments	(328)	(127)
Proceeds on sale or maturity of long-term investments	112	66
Acquisition of property, plant and equipment	(7)	(21)
Acquisition of intangible assets	(19)	(31)
Business acquisitions, net of cash acquired	(5)	(53)
Acquisition of short-term investments	(665)	(1,413)
Proceeds on sale or maturity of short-term investments	1,746	1,598
Conversion of cost-based investment to equity securities	10	—
Unrealized loss in equity securities	(1)	—
Effect of foreign exchange on investing activities	—	4
Net cash provided by investing activities	843	23
Cash flows from financing activities
Issuance of common shares	2	1
Payment of contingent consideration from business acquisitions	(15)	—
Common shares repurchased	—	(47)
Effect of foreign exchange gain on restricted cash	(3)	—
Transfer from restricted cash	—	3
Repurchase of debentures	(5)	—
Net cash used in financing activities	(21)	(43)
Effect of foreign exchange gain (loss) on cash and cash equivalents	1	(10)
Net increase in cash and cash equivalents during the period	730	214
Cash and cash equivalents, beginning of period	957	1,233
Cash and cash equivalents, end of period	$1,687	$1,447

As at	August 31, 2016	May 31, 2016
Cash and cash equivalents	$1,687	$1,225
Short-term investments	413	1,008
Long-term investments	321	246
Restricted cash	53	53
	$2,474	$2,532

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17

Software & Services	$137	$73	$155	$131	$496	$142	$138
Mobility Solutions	269	206	220	190	885	152	105
Service Access Fees	252	211	173	143	779	106	91
Revenue	658	490	548	464	2,160	400	334
Cost of sales
Cost of sales	327	301	303	251	1,182	200	139
Inventory write-down	21	4	9	3	36	46	97
Total cost of sales	348	305	312	254	1,219	246	236
Gross margin	310	185	236	210	941	154	98
Operating expenses
Research and development	139	122	100	108	469	89	85
Selling, marketing and administration	173	186	175	179	712	129	139
Amortization	65	67	68	77	277	54	44
Impairment of goodwill	—	—	—	—	—	57	—
Impairment of long-lived assets	—	—	—	—	—	501	—
Abandonment of long-lived assets	1	5	2	127	136	3	—
Write-down of assets held for sale	—	—	—	—	—	—	123
Debentures fair value adjustment	(157)	(228)	(5)	(40)	(430)	(24)	62
Total operating expenses	221	152	340	451	1,164	809	453
Operating income (loss)	89	33	(104)	(241)	(223)	(655)	(355)
Investment loss, net	(16)	(12)	(16)	(15)	(59)	(15)	(16)
Income (loss) before income taxes	73	21	(120)	(256)	(282)	(670)	(371)
Provision for (recovery of) income taxes	5	(30)	(31)	(18)	(74)	—	1
Net income (loss)	$68	$51	$(89)	$(238)	$(208)	$(670)	$(372)
Earnings (loss) per share
Basic earnings (loss) per share	$0.13	$0.10	$(0.17)	$(0.45)	$(0.40)	$(1.28)	$(0.71)
Diluted earnings (loss) per share	$(0.10)	$(0.24)	$(0.17)	$(0.45)	$(0.86)	$(1.28)	$(0.71)
Weighted-average number of common shares outstanding (000’s)
Basic	529,235	526,314	525,103	524,627	526,303	521,905	522,826
Diluted	670,539	667,321	525,103	524,627	651,303	521,905	522,826

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17
LLA impairment charge	$—	$—	$—	$—	$—	$501	$—
Goodwill impairment charge	—	—	—	—	—	57	—
Inventory write-down	—	—	—	—	—	41	96
Debentures fair value adjustment	(157)	(228)	(5)	(40)	(430)	(24)	62
RAP charges	52	79	33	180	344	25	147
CORE program charges (recoveries)	9	6	(6)	2	11	(2)	(2)
Software deferred revenue acquired	—	1	9	23	33	24	18
Stock compensation expense	14	14	14	17	60	12	18
Acquired intangibles amortization	9	11	18	28	66	28	28
Business acquisition and integration costs	1	—	11	10	22	7	4
Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	$(72)	$(117)	$74	$220	$106	$669	$371

Non-GAAP Gross Profit	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17
GAAP revenue	$658	$490	$548	$464	$2,160	$400	$334
Software deferred revenue acquired	—	1	9	23	33	24	18
Non-GAAP revenue	658	491	557	487	2,193	424	352
Total cost of sales	(348)	(305)	(312)	(254)	(1,219)	(246)	(236)
Non-GAAP adjustments to cost of sales	21	15	5	4	45	48	103
Non-GAAP Gross Profit	$331	$201	$250	$237	$1,019	$226	$219

Adjusted EBITDA	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17
GAAP operating income (loss)	$89	$33	$(104)	$(241)	$(223)	$(655)	$(355)
Non-GAAP adjustments to operating income (loss)	(72)	(117)	74	220	106	669	371
Non-GAAP operating income (loss)	17	(84)	(30)	(21)	(117)	14	16
Amortization	164	163	162	127	616	72	57
Acquired intangibles amortization	(9)	(11)	(18)	(28)	(66)	(28)	(28)
Adjusted EBITDA	$172	$68	$114	$78	$433	$58	$45

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Loss and Non-GAAP Loss per Share	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17
GAAP Net Income (Loss)	$68	$51	$(89)	$(238)	$(208)	$(670)	$(372)
Total Non-GAAP adjustments (three months ended, after-tax)	(72)	(117)	74	220	106	669	371
Non-GAAP Net Loss	$(4)	$(66)	$(15)	$(18)	$(102)	$(1)	$(1)

Non-GAAP Loss per Share	$(0.01)	$(0.13)	$(0.03)	$(0.03)	$(0.19)	$0.00	$0.00

Shares outstanding for Non-GAAP Loss per share reconciliation	529,235	526,314	525,103	524,627	526,303	521,905	522,826

Non-GAAP revenue, non-GAAP income (loss) before income taxes, non-GAAP net income (loss), non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings (loss) per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Charge (Recovery) Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17
Research and development	2	—	—	—	2	—	—
Selling, marketing and administration	7	6	(6)	2	9	(2)	(2)
Total CORE Charges	$9	$6	$(6)	$2	$11	$(2)	$(2)
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17
Cost of sales	$21	$14	$5	$4	$44	$7	$7
Research and development	13	14	2	18	47	2	—
Selling, marketing and administration	18	51	26	158	253	16	140
Total RAP Charges	$52	$79	$33	$180	$344	$25	$147
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17
In cost of sales
Property, plant and equipment	$16	$10	$13	12	$51	$12	$12
Intangible assets	83	86	81	38	288	6	1
Total in cost of sales	99	96	94	50	339	18	13

In operating expenses amortization
Property, plant and equipment	20	22	16	15	73	12	8
Intangible assets	45	45	52	62	204	42	36
Total in operating expenses amortization	65	67	68	77	277	54	44

Total amortization
Property, plant and equipment	36	32	29	27	124	24	20
Intangible assets	128	131	133	100	492	48	37
Total amortization	$164	$163	$162	$127	$616	$72	$57

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	9/28/2016	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer